

Mail Stop 3561

May 4, 2010

Mr. Caichun Wen
Chief Executive Officer
China Transportation International Holdings Group Limited
c/o Yiyang Xiangyun Group Co., Ltd.
No. 823 Taohualun West Road
Yiyang City, Hunan Province, China 413000

> **Re: China Transportation International Holdings Group Limited**
> **Item 4.01 Form 8-K**
> **Filed April 30, 2010**
> **File No. 0-53658**

Dear Mr. Wen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed April 30, 2010

1.   Please disclose the actual date that Lake & Associates CPAs LLC was dismissed as opposed to the effective date. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

2.   Please revise to state that UHY Vocation HK CPA Limited was engaged, as opposed to appointed, and the date thereof. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

3.   We note that you have disclosed that there were no consultations with UHY HK during the fiscal years ended December 31, 2009 and 2008 and from January 1, 2010 through the date of the Share Exchange. You should describe any consultations of the types listed in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K in the two most recent fiscal years and any subsequent interim period prior to engaging the new accountant. Please revise.

4.   Please file an updated letter from Lake & Associates CPAs LLC as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

5.   We note that UHY HK was engaged to serve as your principal auditor on April 30, 2010. Please tell us whether UHY HK is recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. If UHY HK is not recognized by the staff of the SEC, we may be unable to accept a report issued by the firm until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. If applicable, UHY HK should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us accordingly.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief